Exhibit 99.3

Strictly Private And Confidential

EXECUTION COPY

ACCESSION AND AMENDMENT AGREEMENT

to the

RIGHTS OFFERING UNDERWRITING AGREEMENT,

the AGREEMENT AMONG MANAGERS and

the CONTRIBUTION AGREEMENT

between

DEUTSCHE BANK AKTIENGESELLSCHAFT

- and -

UBS LIMITED

- and -

BANCO SANTANDER, S.A.

- and -

BARCLAYS BANK PLC

- and -

COMMERZBANK AKTIENGESELLSCHAFT

- and -

GOLDMAN SACHS INTERNATIONAL

- and -

J.P. MORGAN SECURITIES PLC

the other financial institutions named herein

Dated May 21, 2014

Confidential

DB 2014 / Accession Agreement

This accession and amendment agreement (“Agreement”) is made on May 20, 2014 between:

(1)	Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany, (the “Company”);

(2)	UBS Limited (“UBS Limited” or the “Process Bank”), Banco Santander, S.A., Barclays Bank PLC, COMMERZBANK Aktiengesellschaft, Goldman Sachs International and J.P. Morgan Securities plc (together with UBS Limited the “Joint Bookrunners” and “Existing Underwriters”, and each of the Existing Underwriters, an “Existing Underwriter”);

(3)	ABN AMRO Bank N.V., Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Limited, ING Bank N.V., Mediobanca - Banca di Credito Finanziario S.p.A., SOCIETE GENERALE, UniCredit Bank AG, Bankhaus Lampe KG, CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Jefferies International Limited, Mizuho International plc, NATIXIS, Nomura International plc, Raiffeisen Centrobank AG, RBC Europe Limited, Standard Chartered Bank and Wells Fargo Securities International Limited (the “New Underwriters” and each of the New Underwriters, a “New Underwriter”, and the Company, the Existing Underwriters and the New Underwriters together the “Parties”).

WHEREAS:

(A)	The Company and the Existing Underwriters on May 18, 2014 entered into a RIGHTS OFFERING UNDERWRITING AGREEMENT (“Underwriting Agreement”), a copy of which is attached hereto as Annex 1. The Underwriting Agreement is governed by German law.

(B)	The Company and the Existing Underwriters on May 18, 2014 entered into an AGREEMENT AMONG MANAGERS (“Agreement Among Managers”), a copy of which is attached hereto as Annex 2. The Agreement Among Managers is governed by German law.

(C)	The Company and the Existing Underwriters on May 18, 2014 entered into a contribution agreement (“Contribution Agreement”), a copy of which is attached hereto as Annex 3. The Contribution Agreement is governed by the laws of the State of New York, United States of America (except for any such laws that would require the application of the laws of any other jurisdiction).

(D)	The New Underwriters wish to become a party to the Underwriting Agreement, the Agreement Among Managers, and the Contribution Agreement and to each assume a role as a Joint Bookrunner or Co-Lead Manager, as the case may be.

(E)	In connection with the accession of the New Underwriters the parties hereto desire to amend certain provisions of the Underwriting Agreement.

DB 2014 / Accession Agreement

NOW IT IS HEREBY AGREED as follows:

Part I

Accession to Underwriting Agreement and Agreement Among Managers

(1)	Pursuant to Art. 1 (1) of the Underwriting Agreement the Commitments may be reduced by the Company in its sole discretion if further financial institutions accede to the Underwriting Agreement after May 18, 2014 and prior to May 21, 2014. The existing Commitments of the Existing Underwriters (expressed for a maximum number of New Shares) are set out in Schedule II to the Underwriting Agreement.

(2)	The Parties agree that the New Underwriters shall accede to, and become a party of, the Underwriting Agreement and the Agreement Among Managers. The New Underwriters shall each assume the role of an Underwriter, Joint Bookrunner or Co-Lead Manager as set forth in Annex 4. Accordingly, the terms “Underwriter”, “Joint Bookrunner” and “Co-Lead Manager” as used in the Underwriting Agreement and the Agreement Among Managers shall mean to include each of the New Underwriters.

(3)	Subject to the terms and conditions set forth in the Underwriting Agreement and this Agreement, each of the New Underwriters agrees, severally and not jointly, to underwrite up to the number of New Shares set forth opposite the name of such New Underwriter in Annex 4 to this Agreement at the Subscription Price. The number of New Shares which any particular New Underwriter shall be required to underwrite shall not exceed the maximum number set forth opposite such New Underwriter’s name in Annex 4 to this Agreement, subject to any increase pursuant to Article 11 of the Underwriting Agreement. The subscription of the New Shares for the purpose of effecting the registration of the Capital Increase shall only be made by the Existing Underwriters as set forth in the Underwriting Agreement and Schedule II thereof.

(4)	The parties agree that the existing Commitments of the Joint Bookrunners are hereby revised and restated as set out in Annex 4 to this Agreement; and the Commitments of each of the New Underwriters shall equal the up to number of New Shares as also set forth in Annex 4.

(5)	Henceforth, the term “Commitment” as used in the Underwriting Agreement shall mean the commitments as set out in Annex 4 to this Agreement.

(6)	Final Commitments shall be determined as set forth in Article 1 of the Underwriting Agreement upon determination of the Subscription Price.

Part II

Accession to Contribution Agreement

The Parties agree that the New Underwriters shall accede to, and become a party of, the Contribution Agreement. The New Underwriters shall each assume the role of an Underwriter and a Joint Bookrunner or Co-Lead Manager as is set forth in Annex 4 to this Agreement. Accordingly, the terms “Underwriter”, “Joint Bookrunner” and “Co-Lead Manager” as used in the Contribution Agreement shall mean to include each of the New Underwriters.

DB 2014 / Accession Agreement

Part III

Amendment of the Underwriting Agreement

The Parties hereto agree that as of the date hereof the following provisions of the Underwriting Agreement shall be changed as follows:

(1)	In Article 1(4) of the Underwriting Agreement the date “June 5, 2014” shall be replaced by the date “June 25, 2014”.

(2)	Article 3(1)(a)(i) shall be restated in its entirety to read as follows: “(i) in respect of the Offered Shares that have been subscribed in the Rights Offering other than those Offered Shares (such Offered Shares, the “Second Closing US Shares”) subscribed at the US-Dollar Subscription Price but for which the Computershare Trust Company, N.A. acting as subscription agent of the Company (“Computershare”) has not transferred payment to or for credit to the Settlement Account (as defined below) by June 25, 2014 (the “First Closing Date”), Deutsche Bank in its function as subscription agent (Hauptbezugsstelle) shall pay the Subscription Price received to the Settlement Account specified below, such payment to be made on the First Closing Date, and in respect of the Second Closing US Shares, Deutsche Bank in its function as subscription agent (Hauptbezugsstelle) shall pay the Subscription Price received to the Settlement Account specified below, such payment to be made on June 27, 2014 (the “Second Closing Date” and the First Closing Date and the Second Closing Date each a “Closing Date”);”.

(3)	In Article 3(1)(a)(ii) the text “June 27, 2014 (the “Second Closing Date” and the First Closing Date and the Second Closing Date each a “Closing Date”)” shall be replaced with the text “the Second Closing Date”.

(4)	Article 3(1)(b)(ii) shall be restated in its entirety to read as follows: “(ii) US Dollar (a) for Offered Shares subscribed at the US-Dollar Subscription Price other than the Second Closing US Shares via a payment by Computershare to an account of the Accountholding Bank at Deutsche Bank for on-transfer to the Settlement Account as of the First Closing Date and (b) for the Second Closing US Shares via a payment by Computershare to an account of the Accountholding Bank at Deutsche Bank for on-transfer to the Settlement Account as of the Second Closing Date, in each case after any excess amount for overpayment due to exchange rate changes has been deducted.”.

(5)	In Article 5(2)(s) the following sentence shall be added at the end of this provision: “For the avoidance of doubt, the foregoing restrictions do also not apply to the new shares to be subscribed for in the Pre-Placement.”.

Part IV

Miscellaneous

(1)	Part I and Part III of this Agreement (together the “German Law Agreement”), and any non-contractual obligations arising out of or in relation to the German Law

DB 2014 / Accession Agreement

Agreement, shall in all respects be governed by and construed in accordance with German law. Part II of this Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America, except for any such laws that would require the application of the laws of any other jurisdiction.

(2)	The non-exclusive place of jurisdiction for any action or other legal proceeding arising out of or in connection with the German Law Agreement is the district court (Landgericht) in Frankfurt am Main.

(3)	Capitalized terms used in the German Law Agreement and not defined in this Agreement shall have the meaning as defined in the Underwriting Agreement or the Agreement Among Managers, as the context requires.

(4)	All Annexes of this Agreement form an integral part of this Agreement.

(5)	Amendments this Agreement shall only be made in writing. This shall also apply to amendments of this subsection (5).

(6)	Should any provision of this Agreement be or become invalid in whole or in part, the other provisions of this Agreement shall remain in force. Any invalid provision shall be deemed replaced by a valid provision which accomplishes as far as legally possible the economic effects of the invalid provision.

(7)	Each executed counterpart shall constitute an original of one and the same agreement.

DB 2014 / Accession Agreement

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Rainer Rauleder    /s/ Thomas Michel

UBS LIMITED

/s/ Florian von Hardenberg    /s/ Holger Hirschberg

BANCO SANTANDER, S.A.

/s/ Joachim von der Goltz    /s/ Ingo Braeunlich

BARCLAYS BANK PLC

/s/ Joachim von der Goltz    /s/ Ingo Braeunlich

COMMERZBANK AKTIENGESELLSCHAFT

/s/ Joachim von der Goltz    /s/ Ingo Braeunlich

GOLDMAN SACHS INTERNATIONAL

/s/ Joachim von der Goltz    /s/ Ingo Braeunlich

J.P. MORGAN SECURITIES PLC

/s/ Joachim von der Goltz    /s/ Ingo Braeunlich

DB 2014 / Accession Agreement

OTHER UNDERWRITERS LISTED IN ANNEX 4 HEREOF /s/ Joachim von der Goltz /s/ Ingo Braeunlich

DB 2014 / Accession Agreement

Annex 1

Copy of executed Underwriting Agreement

See Exhibit 99.1

Incorporated by Reference from Exhibit 1.5(a)

to the Registration Statement 333-184193

DB 2014 / Accession Agreement

Annex 2

Copy of executed Agreement Among Managers

Strictly Private And Confidential

EXECUTION COPY

DEUTSCHE BANK RIGHTS OFFERING 2014

AGREEMENT AMONG MANAGERS

between

DEUTSCHE BANK AKTIENGESELLSCHAFT

- and -

UBS LIMITED

- and -

BANCO SANTANDER, S.A.

- and -

BARCLAYS BANK PLC

- and -

COMMERZBANK AKTIENGESELLSCHAFT

- and -

GOLDMAN SACHS INTERNATIONAL

- and -

J.P. MORGAN SECURITIES PLC

Dated May 18, 2014

DB 2014 / Agreement Among Managers

This agreement (“Agreement”) is made on May 18, 2014 between:

(1)	DEUTSCHE BANK AKTIENGESELLSCHAFT, Frankfurt am Main, Germany, in its capacity as Global Coordinator (the “Company” or “Sole Global Co-ordinator”);

(2)	UBS Limited (“UBS Limited” or the “Process Bank”), Banco Santander, S.A., Barclays Bank PLC, COMMERZBANK Aktiengesellschaft, Goldman Sachs International and J.P. Morgan Securities plc (together with UBS Limited the “Joint Bookrunners” or, together with further financial institutions acceding to this Agreement, the “Underwriters”).

RECITALS

(A)	The Company is a stock corporation incorporated under the laws of the Federal Republic of Germany (“Germany”) and registered under docket number HRB 30000 with the commercial register of the Local Court in Frankfurt am Main (the “Commercial Register”).

(B)	As of the date of this Agreement, the registered share capital of the Company amounts to € 2,609,919,078.40. It is divided into 1,019,499,640 ordinary registered shares with a notional par value of € 2.56 each (the “Existing Shares”).

(C)	Pursuant to Section 4(6) of the articles of association (Satzung) of the Company (“Articles of Association”), the management board (Vorstand) of the Company (“Management Board”) is authorized to increase the share capital on or before April 30, 2018, with the consent of the supervisory board (Aufsichtsrat) of the Company (“Supervisory Board”), once or more than once, by up to a total of € 230,400,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to Section 4(7) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2016, with the consent of the Supervisory Board, once or more than once, by up to a total of € 691,200,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. The Company has not yet made use of these authorizations aggregating € 921,600,000 referred to above (together, the “Authorized Capital”).

(D)

Based on the Authorized Capital, the Company intends in a pre-placement (the “Pre-Placement”) to issue new shares to an institutional investor (the “Investor”). The statutory pre-emptive rights (gesetzliche Bezugsrechte) of the Company’s existing shareholders will be excluded. The new shares to be issued in the Pre-Placement will be sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. The settlement of the Pre-Placement is envisaged to occur after the Company’s annual general meeting scheduled for May 22, 2014, but in any event prior to the record date for the Rights Offering (as

DB 2014 / Agreement Among Managers

defined below). The Investor has committed vis-à-vis the Company to subscribe for new shares in the Pre-Placement in a total gross volume of € 1.75 billion. The issue price per new share to be issued in the Pre-Placement has been determined by the Company immediately prior to the announcement of the Rights Offering at € 29.20 reflecting a discount of 5.0% (including dividend differential) to the closing price of the Company’s shares on the Frankfurt Stock Exchange (XETRA trading) on a reference day prior to the announcement of the Rights Offering. Furthermore, the Investor has committed to the Company to exercise in the Rights Offering all of the pre-emptive rights that would be allocated to the Investor in respect of the shares of the Company that are held by the Investor on the record date for such allocation, and to subscribe for and purchase all New Shares attributable to such rights.

(E)	The Management Board contemplates a subsequent equity offering and in connection therewith an increase of the share capital of the Company from the Authorized Capital by issuing up to approximately 300,000,000 ordinary registered shares with no par value and full dividend entitlement for the fiscal year 2014 to its existing shareholders (the “Existing Shareholders”) in a rights offering (the “Rights Offering”) pursuant to Section 186(5) of the German Stock Corporation Act (mittelbares Bezugsrecht). The issuance of a portion of these shares will be based on the authorization in Section 4(7) of the Articles of Association and the remainder on the authorization in Section 4(6) of the Articles of Association. The final number of shares offered will depend on the Subscription Price to be determined in accordance with Article 1 of the rights offering underwriting agreement entered into on May 18, 2014 between the parties hereof (the “Underwriting Agreement”) and thus be determined together with the Subscription Price.

(F)	The Rights Offering will include public offerings in Germany, the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom”) and in the United States of America (the “United States”). The New Shares (as defined below) for which Subscription Rights (as defined below) have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights will have been excluded (together, the “Rump Shares”) will be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering” and, together with the Rights Offering, the “Offering”). Offers and sales outside the United States will be made in offshore transactions in reliance on Regulation S (“Regulation S”) under the U.S. Securities Act of 1933 (as amended) (the “Securities Act”).

(G)	On May 18, 2014, the Management Board passed a resolution approving the Offering in principle including the determination of the Subscription Price as contemplated by the Underwriting Agreement. By resolution dated May 18, 2014, the Supervisory Board approved the foregoing resolution of the Management Board and authorized the Chairman’s Committee of the Supervisory Board (Präsidialausschuss) to take any further resolutions in connection with the Offering.

DB 2014 / Agreement Among Managers

(H)	By resolution expected to be dated June 4, 2014 (but no later than by June 9, 2014), the Management Board is expected to determine to increase the share capital of the Company by an amount of up to approximately € 768,000,000 (the “Capital Increase”) by issuing up to approximately 300,000,000 ordinary registered shares with no par value and full dividend entitlement for the fiscal year 2014 (the “New Shares”) from the Authorized Capital. The resolution will determine the final number of New Shares based on the Subscription Price determined in accordance with Article 1 of the Underwriting Agreement. The New Shares may be subscribed by the Underwriters at an issue price (Ausgabebetrag) of € 2.56 (the “Issue Price”) per New Share in accordance with the terms and conditions of the Underwriting Agreement. Pursuant to the resolution of the Management Board expected to be dated June 4, 2014, the New Shares will be offered to the Existing Shareholders in the Rights Offering (the “Offered Shares”) except for a residual amount of New Shares in respect of which subscription rights may be excluded to avoid broken amounts.

(I)	By resolution expected to be dated June 4, 2014, the Chairman’s Committee of the Supervisory Board which has been authorized for such purpose, is expected to approve the foregoing resolution of the Management Board on the Capital Increase and on the Subscription Price.

(J)	It is expected that on June 6, 2014 the Company will publish a subscription offer (Bezugsangebot) (the “Subscription Offer”) in the German Federal Gazette (Bundesanzeiger) as well as on June 6, 2014 in one German mandatory stock exchange newspaper of general circulation in Germany. The subscription rights entitling holders to subscribe for the Offered Shares will be traded on the Frankfurt Stock Exchange and the New York Stock Exchange (the “NYSE” and, together with the German Stock Exchanges (as defined below), the “Stock Exchanges”) from, and including June 6, 2014 until, and including June 18, 2014 in the case of the NYSE and June 20, 2014 in the case of the Frankfurt Stock Exchange. Deutsche Bank shall act as subscription agent (Hauptbezugsstelle) in connection with the Rights Offering.

(K)	Application will be made to have (i) the New Shares admitted to trading on the regulated market (Regulierter Markt) at the German stock exchanges in Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Hannover, Munich and Stuttgart (collectively, the “German Stock Exchanges”) and to the sub-sector of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange and (ii) the Subscription Rights admitted to trading on the NYSE and the New Shares listed on the NYSE.

(L)	For purposes of fulfilling their obligations under the Underwriting Agreement, the Underwriters have entered into this Agreement, which shall neither constitute a contract for the benefit of any third party nor otherwise create any rights of third parties. The Company will act as Sole Global Coordinator and assume selling activities in the Offering but will not perform an underwriting function in the Offering.

(M)	In relation to the Offering, the Process Bank will act as stabilization manager (“Stabilization Manager”) and rights trading coordinator (“Rights Trading Coordinator”) for the trading of subscription rights on the Frankfurt Stock Exchange.

DB 2014 / Agreement Among Managers

(N)	It is contemplated that further financial institutions will be invited to accede to this Agreement as additional joint bookrunners and co-lead managers by the Company, which financial institutions upon their respective accession will become Joint Bookrunners (in the case of the additional joint bookrunners; it being understood that for purposes of delivering subscription certificates and effecting payment of the issue price for the New Shares according to Article 2 of the Underwriting Agreement and as provided in this Agreement, the term Joint Bookrunner shall be limited to the Joint Bookrunners prior to the accession) and Underwriters as such term is used in this Agreement.

(O)	Capitalized terms not otherwise defined in this Agreement shall have the meaning as defined in the Underwriting Agreement. In the event that the terms of this Agreement or any communication referred to in Article 1 of this Agreement are inconsistent with the terms of the Underwriting Agreement, the Underwriting Agreement shall prevail.

NOW, IT IS HEREBY AGREED as follows:

ARTICLE 1 INVITATION

(1)	The Company together with the Process Bank have invited the Underwriters (other than the Process Bank) by telex, telefax or otherwise (the “Invitation”) to participate in the Offering as an Underwriter for a number of New Shares not exceeding the maximum number set forth in Schedule II to the Underwriting Agreement opposite such Underwriter’s name. The Company together with the Process Bank have advised the Underwriters (other than the Process Bank) by one or more additional telexes, telefaxes or otherwise of the basic terms of the Offering including the Subscription Price, the commissions and concessions, which terms shall be approved or deemed approved by the Underwriters in the manner set forth in the Invitation. Each of the Underwriters (other than the Process Bank) has authorized representatives of the Process Bank to act on its behalf in accordance with a power of attorney. Each Underwriter (other than the Process Bank) shall ratify and confirm all and any action taken lawfully and in good faith on its behalf by the Process Bank as provided for herein in the exercise of the powers granted herein and shall be bound by the terms of the Underwriting Agreement.

(2)	Each Underwriter (i) confirms that it has examined the draft Offer Documents as amended to date, the form of the Underwriting Agreement, the Contribution Agreement and this Agreement prior to its respective execution and that it is familiar with the terms of the securities being offered and the other terms of the Offering and (ii) confirms that the statements relating to it expressly furnished in writing to the Company through the Process Bank for use therein are correct.

DB 2014 / Agreement Among Managers

ARTICLE 2 COMMITMENT

Each Underwriter shall subscribe and procure payment or pay for the New Shares as set forth in the Underwriting Agreement. The commitment shall be divided among the Underwriters as set forth in Schedule II to the Underwriting Agreement or as increased pursuant to Article 11(2) of the Underwriting Agreement (each a “Commitment”, and together, the “Commitments”).

ARTICLE 3 SUBSCRIPTION

(1)	In subscribing to the New Shares, each of the Joint Bookrunners will subscribe to New Shares equalling its respective Commitment in its own name and as to the remainder in its own name but for the account of the other Underwriters. The Underwriters agree that all actions taken by the Joint Bookrunners pursuant to the Underwriting Agreement in order to effect the subscription of the New Shares including, but not limited to the execution of the subscription certificates, the payment of the Issue Price for the New Shares and the credit of the Issue Price to the special account of the Company at UBS Limited acting as accountholding bank (the “Accountholding Bank”) entitled “Sonderkonto Kapitalerhöhung” shall, as between the Joint Bookrunners on the one hand and the other Underwriters on the other hand, be deemed to have been taken for the benefit of the Underwriters. The other Underwriters shall by way of their accession to this Agreement deemed to agree, in proportion to their respective Commitments, to indemnify the Joint Bookrunners against all losses, damages, liabilities or expenses incurred by the Joint Bookrunners in connection with such actions.

(2)	The Joint Bookrunners are authorized to subscribe for the New Shares for the account of the Underwriters as provided in Article 2 of the Underwriting Agreement and are authorized to execute and deliver such documents and to take such actions, in their own name or in the name of the other Underwriters, as are necessary or desirable to effect such subscription.

(3)	If the Underwriting Agreement has been terminated but the capital increase of the Company has been registered with the commercial register, the other Underwriters shall be obligated to accept delivery of, and effect payment of the Issue Price to the Joint Bookrunners for the New Shares for later sale in accordance with Article 10 of the Underwriting Agreement in the proportion of their respective Commitments.

ARTICLE 4 OFFERING

(1)	The Offered Shares shall be offered to the Existing Shareholders in the Rights Offering and the Rump Shares shall be offered in accordance with Recital (F) and the Underwriting Agreement in the Rump Offering.

(2)

Each Underwriter represents and warrants that it has offered and sold and will offer and sell the New Shares only in compliance with the laws of all relevant jurisdictions. Each Underwriter represents and undertakes in connection with the

DB 2014 / Agreement Among Managers

Offering that it has complied and will comply with the selling restrictions for the Offering and the other undertakings, all as provided for more specifically in Article 5(3) and Article 5(4) of the Underwriting Agreement.

(3)	The Joint Bookrunners will be responsible for the placement of the Rump Shares as provided for in Article 4 of the Underwriting Agreement. In connection with the management of the Rump Shares, each Underwriter authorizes the Joint Bookrunners to reserve for sale, and to sell and deliver to securities dealers selected by them, who may include any of the Underwriters, such number as the Joint Bookrunners may determine of the New Shares which make up the Rump Shares. Such sales shall be made for the respective accounts of the Underwriters in such proportions as the Joint Bookrunners may determine. Such sales shall be made at the price determined by the Joint Bookrunners. Each Underwriter authorizes the Joint Bookrunners, on its behalf and as its representatives, to take all such actions as the Joint Bookrunners may deem advisable in respect of all matters pertaining to sales of Rump Shares to dealers, including the right to make variations in the selling arrangements, and, after such Rump Shares are released for sale to the public, to vary from time to time the offering price, concessions to dealers, and other terms of sale of the Rump Shares hereunder and under such selling arrangements.

(4)	The Joint Bookrunners (for themselves and on behalf of the other Underwriters) will be responsible and have the sole discretion for managing the Rump Shares which are not either placed in accordance with Article 4(3) above or delivered to sub-underwriters pursuant to sub-underwriting arrangements (the “Stick”) in the manner and for the period determined and agreed by the Joint Bookrunners. The Underwriters authorize the Joint Bookrunners to determine from time to time (a) whether the Stick (i) shall continue to be sold by the Joint Bookrunners for the account of the Underwriters at prices and on the terms as agreed by the Joint Bookrunners, in proportion to the relevant Commitments, or (ii) shall be delivered to the Underwriters; or (b) whether a public or any other offering thereof shall be made, and to fix the terms and conditions (including the offering prices and concessions to dealers) on which any such offering or offerings shall be made. Each Underwriter agrees to offer any Rump Shares retained by or released to such Underwriter (i) to the public at the offering price fixed by the Joint Bookrunners and (ii) to dealers at said offering price less an amount not in excess of such concession as the Joint Bookrunners may determine. The Joint Bookrunners will inform and consult with each other in respect of such activity as required and will provide a daily spreadsheet of positions and the status of the syndicate account. If there is any disagreement among the Joint Bookrunners with respect to management of the position, then joint management of the Stick under this Article 4(4) shall terminate. Such period of management of the Stick by the Joint Bookrunners will extend to 30 days following the Second Closing Date unless the Joint Bookrunners determine to extend such period (but not for more than an additional 60 days) in order to maintain an orderly market in the Existing Shares. Any Underwriter may opt out of the management of the Stick as provided in this Article 4(4) by providing written notice to the Joint Bookrunners. Any Underwriter that elects to opt-out shall not be permitted to sell its portion of the Stick until the earlier of (i) the termination of the Stick management or (ii) 90 days following the Second Closing Date.

DB 2014 / Agreement Among Managers

(5)	Nothing in this Article 4 shall affect the provisions of Article 2(4) of the Underwriting Agreement (No Acting in Concert).

ARTICLE 5 ALLOTMENT AND PAYMENT

(1)	On or before the Business Day immediately preceding the respective Closing Date, the Accountholding Bank shall, on behalf of the Underwriters and to the extent necessary, give instructions to Clearstream Banking AG, Eschborn (“Clearstream”), as to the number of New Shares to be credited at the respective Closing Date to the accounts of investors or their depository bank at Clearstream, together with the details of such accounts. In the United States, the New Shares shall be credited by the Computershare Trust Company, N.A. acting as subscription agent for Deutsche Bank to Cede & Co. and other U.S. shareholders.

(2)	The Joint Bookrunners shall be authorized in their discretion to allot the New Shares to the other Underwriters independently of their respective Commitments, subject in each case to the obligation of each Underwriter to purchase New Shares up to the amount of its Commitment.

(3)	Notwithstanding anything in Article 5(2) above to the contrary, the consent of an Underwriter shall be required for any increase in the number of New Shares to be purchased by such Underwriter under the Underwriting Agreement, except in case of any default by one or more Underwriters as set forth in Article 6, which results in an aggregate net change of 10 % or less in the number of New Shares to be purchased by such Underwriter.

(4)	The Joint Bookrunners shall be authorized in their discretion to allot the New Shares to specific, identified investors assigned to the Underwriters that have submitted orders in respect thereof without regard to the Commitment of each Underwriter.

(5)	Subject to Article 4(4) above, the Joint Bookrunners shall allot any Rump Shares that have not been placed by the Second Closing Date, if any, at the Subscription Price to the Underwriters pro rata of their respective Commitments, subject to any increase pursuant to Article 11(2) of the Underwriting Agreement.

(6)	Subject to Article 4(4) above, each Underwriter shall be required to designate a securities account at Clearstream for the delivery of the Rump Shares that have not been placed in the Offering to it, as directed by the Joint Bookrunners.

(7)	On each Closing Date, each Underwriter shall pay the Subscription Price for the New Shares due on such Closing Date according to Article 3(1) of the Underwriting Agreement to an account specified by the Accountholding Bank.

DB 2014 / Agreement Among Managers

ARTICLE 6 DEFAULTING UNDERWRITERS

(1)	If on any one of the Closing Dates, any one or more of the Underwriters is or are in default with its or their obligation to pay for the New Shares that they have agreed to pay for on such date pursuant to the Underwriting Agreement, Article 11 of the Underwriting Agreement shall apply.

(2)	In the event that any Underwriter defaults on its obligations to pay amounts owed by it pursuant to this Agreement and the Underwriting Agreement, the other Underwriters shall assume their proportionate share (determined on the basis of their Commitments) of such obligations except as expressly provided otherwise in this Agreement or in the Underwriting Agreement, but no such assumption shall affect any obligation or liability of any such defaulting Underwriter.

(3)	The Joint Bookrunners may borrow at then current interest rates for the account of each Underwriter, in proportion to such Underwriter’s respective Commitment, such amounts as may be necessary in order to ensure that payments to the Company can be effected as specified in the Underwriting Agreement. As an alternative to borrowing, the Joint Bookrunners may lend as principals, and may charge interest at then current rates on, such amounts as referred to in the preceding sentence, in proportion to each Underwriter’s respective Commitment. Any amounts due from any Underwriter as a result of any borrowings made for its account by the Joint Bookrunners, or any loan made to it, shall be payable forthwith upon demand.

(4)	In the event of the failure of any Underwriter to tender payment for any of the New Shares to be subscribed by it pursuant to the terms of the Underwriting Agreement, the Joint Bookrunners shall have the right to arrange for other persons, who may include the Joint Bookrunners and any of the other Underwriters, to procure the purchase of or to purchase the New Shares which such defaulting Underwriter agreed to subscribed, but without relieving such defaulting Underwriter from liability for its default.

ARTICLE 7 AUTHORITY TO PROCESS BANK

(1)	Each of the Underwriters (other than the Process Bank) hereby confirms its authorization (Bevollmächtigung) to representatives of the Process Bank in accordance with Article 1 above to execute this Agreement and the Underwriting Agreement on its behalf and to make representations and agreements on its behalf and, if required or deemed appropriate by the representatives of the Process Bank, in its name as set forth therein. Each of the Underwriters (other than the Process Bank) has authorized in accordance with Article 1 representatives of the Process Bank as its representatives to take all actions and to do all acts and things on its behalf and in its name, and to exercise all powers and discretions which the Underwriters are required or entitled to exercise under the Underwriting Agreement and which are necessary or desirable in order to implement the provisions of this Agreement and the Underwriting Agreement, including but not limited to:

(i)	contributing information to the Offer Documents, and approving and signing any amendments or supplements to Offer Documents;

DB 2014 / Agreement Among Managers

(ii)	filing with BaFin, any governmental agency, other competent authority or stock exchange any documents, notices and reports required in connection with any transactions effected by the Process Bank or on their behalf for such Underwriters’ account pursuant to the Underwriting Agreement and this Agreement, and each Underwriter agrees to furnish the Process Bank with any information and certificates needed for such documents, notices and reports;

(iii)	signing of the Prospectus, other Offer Documents or any other offering document;

(iv)	arranging for the payment of the purchase monies payable for New Shares to be delivered or retained, as the case may be;

(v)	executing and, if applicable, agreeing to any variation in the terms of the Underwriting Agreement and this Agreement, and taking any other action, which in their judgment, they deem advisable in connection with the offering, purchase, sale and distribution of securities;

(vi)	making representations and warranties as set forth in Article 5 of the Underwriting Agreement or any other representations or warranties as deemed necessary by the Process Bank under the Underwriting Agreement;

(vii)	borrowing, together with the other Joint Bookrunners, for the account of each Underwriter in proportion to its Commitment, such funds as may be necessary in order that payments to the Company can be effected as specified in the Underwriting Agreement; and, if any amount is not received from any Underwriter, charging such defaulting Underwriter interest at market rates for defaults of payment to be repaid by such defaulting Underwriter forthwith upon demand and included in the calculating of expenses. As an alternative to borrowing, the Process Bank, together with the other Joint Bookrunners may lend as principals, and may charge interest at then current rates on, such amounts as referred to in Article 6(3) of this Agreement;

(viii)	to agree, on their behalf, and execute and deliver “SAS 72 Representation Letters” with KPMG Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent auditors of the Company, if required, regarding delivery of letters containing statements and information of the type included in accountants “comfort letters” and “bring down comfort letters” with respect to the Offer Documents;

(ix)	enter into agreements with legal counsel representing the Underwriters;

(x)	taking any other action which, in the judgment of the Process Bank, it deems advisable in connection with the Offering.

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(2)	The Process Bank, acting on behalf of the Underwriters, shall, upon consultation with the other Joint Bookrunners, be entitled to:

(i)	terminate the Underwriting Agreement in accordance with its provisions and to make any judgement relating to the satisfaction of conditions to the obligations of the Underwriters and the Company in the Underwriting Agreement, waive compliance with the lockup undertaking in Article 5(2)(s) of the Underwriting Agreement and to waive compliance with any of the conditions as set forth in Article 8 of the Underwriting Agreement in respect of which the right of waiver is reserved in its sole discretion;

(ii)	making any judgment relating to the occurrence of a Material Adverse Event, including making the judgment and exercising the right to terminate the Underwriting Agreement as provided therein.

ARTICLE 8 REPRESENTATIONS AND WARRANTIES, UNDERTAKINGS

Each Underwriter hereby represents and warrants, severally and not jointly, in the form of an independent guarantee (selbständiges, verschuldensunabhängiges Garantieversprechen), and agrees, to the other Underwriters that:

(1)	its Commitment or any allotment of Rump Shares will not result in any violation of any financial responsibility requirements or prudential requirements of any laws, rules or regulations applicable to such Underwriter including applicable rules of any securities exchange;

(2)	it understands the terms of the securities being offered and the other terms of the Offering. In addition, the information relating to it has been or will be furnished to the Process Bank for use in all versions of the Offer Documents and such information is and will be correct and will not be misleading insofar as it relates to such Underwriter and such Underwriter consents to being named as an Underwriter therein. It hereby agrees, if requested by the Process Bank, to furnish a copy of any amended Offer Document to each person to whom such Underwriter has furnished previously the Offer Documents;

(3)	it fulfils the requirements of Section 186(5) of the German Stock Corporation Act (Aktiengesetz);

(4)	it has complied and will comply with the laws of all relevant jurisdictions of the Offering, with the selling restrictions set forth in this Agreement and in Article 5(3) of the Underwriting Agreement and the other undertakings set forth in Article 5(4) of the Underwriting Agreement.

ARTICLE 9 FEES, COMMISSIONS

(1)

As consideration for their participation, the Underwriters will receive from the Company a fee of 2.0% of the product of the number of New Shares times the Subscription Price (the “Fee”). The Fee shall be composed of 20% management fee

DB 2014 / Agreement Among Managers

and 80% underwriting commission. Deutsche Bank shall retain 60% of the management fee and UBS Limited shall retain 16% of the management fee as a praecipuum. The remainder of the management fee will be distributed among the Joint Bookrunners that have been appointed prior to the announcement of the Rights Offering in accordance with their respective Commitments. The underwriting commission shall be allocated to the Underwriters in accordance with their respective Commitments. Any commissions payable may, in the discretion of the Underwriters, be deducted from the aggregate purchase price for the New Shares payable to the Company pursuant to Article 3(1) of the Underwriting Agreement or shall be separately paid by the Company upon demand by the Underwriters, to an account specified for such purpose by the Underwriters. The disbursements and other expenses payable pursuant to Article 7(2) of the Underwriting Agreement shall be paid by the Company promptly upon receiving proper invoices setting out such expenses.

(2)	The fees set forth in Article 9(1) above shall be adjusted by the Process Bank acting on behalf of the Joint Bookrunners, prior to payment, as nearly as practicable in proportion to the respective Commitments of the Underwriters, as follows:

(i)	the Joint Bookrunners shall deduct the expenses incurred in connection with the subscription of the New Shares and the Offering to the extent that such expenses are not recovered or not recoverable from the Company under the Underwriting Agreement, including in particular legal expenses;

(ii)	the Joint Bookrunners shall take account of interest on any borrowings or any loan made by them on behalf of the Underwriters in connection with the Offering;

(iii)	UBS Limited shall deduct any overall loss incurred, or add any overall profit earned, as the case may be, as a result of transactions effected in accordance with Article 11 of this Agreement, including any interests arising from the borrowing of shares.

(3)	Each of the other Underwriters acknowledges that the Process Bank acting on behalf of the Joint Bookrunners may (in their discretion) adjust the amount of the fees due to any of the Co-Lead Managers pursuant to this Agreement or the Underwriting Agreement in the event that the Joint Bookrunners believe such other Underwriter has failed to comply with any provisions of this Agreement or of any provisions of the Underwriting Agreement.

(4)	The fees set forth in this Article 9 are expected to be paid within 90 calendar days as of the Second Closing Date.

(5)	For the avoidance of doubt all fees and commissions hereunder will be paid in Euro.

DB 2014 / Agreement Among Managers

ARTICLE 10 EXPENSES

(1)	The Underwriters will pay all unreimbursed expenses, if any, incurred by the Process Bank or the other Joint Bookrunners or on their behalf under the terms of this Agreement or in connection with or attributable to the subscription, carrying and sale of any New Shares pursuant to this Agreement and not reimbursed by the Company, including but not limited to, all transfer taxes paid or payable on their behalf on purchases, sales or transfers made for their account pursuant to this Agreement, as well as the fees, disbursements and expenses of counsel and other professional or other advisers for the Underwriters in connection with the Offering pro rata to their respective underwriting commitments.

(2)	The Process Bank may retain all amounts received from or allowed by the Company in respect of expenses. No Underwriter (other than the Process Bank) may claim from the Joint Bookrunners or the Company any amount in respect of expenses. If the obligations of the Underwriters under the Underwriting Agreement are terminated and expenses incurred by the Joint Bookrunners are not recovered or not recoverable from the Company under the Underwriting Agreement, each of the Co-Lead Managers agrees to contribute in proportion to its Commitment to any out-of-pocket expenses incurred by the Joint Bookrunners.

(3)	International Capital Market Association (ICMA, formerly IPMA) recommendations will not be complied with in connection with the Offering, in particular in connection with unreimbursed expenses and costs. There will be no reimbursement for the out-of-pocket expenses of any Co-Lead Manager.

ARTICLE 11 STABILIZATION; RIGHTS TRADING; NO TRADING PRIOR TO COMPLETION

(1)	The Underwriters other than UBS Limited hereby authorize UBS Limited and its affiliates, for a period of no more than 30 days after June 27, 2014, for the account of the Underwriters to effect transactions, including but not limited to purchase and sale of shares or derivatives of shares in the Company, in the open market or otherwise with a view to stabilizing or maintaining the market price of shares of the Company at levels other than those which might otherwise prevail in the open market and in addition to effect transactions of any kind in order to hedge any positions in shares of the Company established as a result thereof and to cover or close out any such positions or hedging transactions and to borrow or advance such funds as may be required for that purpose, charging or paying interest at then current interest rates with such interest to be taken into account as an expense when calculating the profit or loss, as the case may be, on such stabilization or over allotment.

(2)

The Underwriters other than UBS Limited undertake to indemnify UBS Limited against any stabilization losses, and UBS Limited undertakes to credit the other Underwriters with any net profit resulting from such stabilization, all in proportion, as nearly as may be practicable, with their Commitments. However, the amount that may be charged to the other Underwriters hereunder may not, when combined with

DB 2014 / Agreement Among Managers

these Underwriters’ rateable share of any unreimbursed expenses as provided for in Article 10 hereof, exceed the aggregate amount of the respective commission payable to the other Underwriters.

(3)	No Underwriter other than UBS Limited shall effect any transactions which could be seen as stabilizing or maintaining the market price of the Company’s shares at levels other than those which might otherwise prevail in the open market.

(4)	UBS Limited on behalf of the Underwriters is not required to engage in any stabilization and may discontinue stabilization activities at any time.

(5)	The Rights Trading Coordinator may engage in trading activity for the purpose of providing liquidity for the trading of subscription rights on the Frankfurt Stock Exchange (“Rights Trading”) and managing risk in connection with the Rights Trading. Any such activity and any gains and losses associated therewith shall be for the account of the Rights Trading Coordinator exclusively. Such activity may include sales of ordinary shares of the Company against purchases of Subscription Rights; provided however, that all such activity shall be conducted in accordance with applicable laws and regulations. Each Underwriter agrees that, prior to the completion of the Offering, it will not trade directly in the shares of the Company for purposes of hedging any position or risk it may have as a result of its commitment to underwrite the Offering pursuant to the Underwriting Agreement.

ARTICLE 12 PUBLICITY

No announcement, press release or other communication with the press in connection with the Offering shall be made by any of the other Underwriters without the prior explicit consent of the Joint Bookrunners in writing or by telefax or email.

ARTICLE 13 LIABILITIES AND INDEMNIFICATIONS

(1)

The Joint Bookrunners, any enterprise affiliated with any of the Joint Bookrunners, as well as any person deemed to have decisive influence on any of the Joint Bookrunners or controlling any of the Joint Bookrunners (inter alia within the meaning of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”)) and the management bodies, managing employees and other employees of any of the Joint Bookrunners, any enterprise affiliated with any of the Joint Bookrunners and any person deemed to have decisive influence on any of the Joint Bookrunners, shall not be under any liability (except for wilful misconduct (Vorsatz)) for or in respect of: the validity or value of, or title to, any New Shares; the form of, or the statements contained in or omitted from, or the validity of, any preliminary or final Offer Document, any amendment or supplement thereto, any document or information which may be attached to and made a part of, any of them, or any letters or instruments executed by or on behalf of the Company or others; the form or validity of the Underwriting Agreement, this Agreement or any other documents relating to the Offering; the delivery of the New Shares and the performance of the Company or others of any

DB 2014 / Agreement Among Managers

agreement on their respective parts; the qualification for sale of the New Shares under the laws of any jurisdiction or the right of each Underwriter or any other person to offer or sell the New Shares in any jurisdiction; the termination of the Underwriting Agreement; or any matter in connection with any of the foregoing.

(2)	If any claim is made against (i) any of the Underwriters, or (ii) any enterprise affiliated with the any of the Underwriters, or (iii) any person deemed to have decisive influence on any of the Underwriters, or (iv) controlling any of the Underwriters (inter alia within the meaning of the Exchange Act), or (v) the management bodies, managing employees and other employees of any of the Underwriters, any enterprise affiliated with any of the Underwriters or any person deemed to have decisive influence on any of the Underwriters, in connection with the Offering, the respective Underwriter must inform the Joint Bookrunners without delay and may require the other Underwriters to reimburse it for any costs and expenses properly incurred by it in investigating and resisting such claim and for the amount of any liability arising as a result of the claim, including the amount of any settlement of the claim, on the basis that such costs, expenses, liability amounts (after taking account of any amounts recovered from the Company) shall be shared among the Underwriters in proportion to their Commitments. Without affecting Clause 6 of the Underwriting Agreement, the Joint Bookrunners are authorized by each Underwriter, in relation to such claim, to take such action, including engaging and instructing legal advisers and making any settlement, as the Joint Bookrunners may consider advisable. Any settlement shall require the consent of the Joint Bookrunners, and each Underwriter shall notify the Joint Bookrunners as early as possible prior to contemplating to entering into any such settlement. Whenever the Joint Bookrunners receive notice of the assertion of any claim to which the provisions of this Article 13(2) would be applicable, the Joint Bookrunners will give prompt notice thereof to each Underwriter. The Joint Bookrunners will also furnish each Underwriter with periodic reports, at such times as it deems appropriate, as to the status of such claim and the action taken by it in connection therewith, but shall have absolute discretion to determine the response to any such claim and to take action in connection therewith, including directing any action, suit or proceeding on behalf of such Underwriter.

(3)	Each Underwriter undertakes to indemnify and hold harmless each of the other Underwriters and each person controlling or being affiliated with or any person duly acting on behalf of an Underwriter against any losses, liabilities, damages, claims, actions or demands (including fees and disbursements of counsel) which any of them may incur or which may be made against any of them (i) arising from any breach of any provisions of this Agreement or the Underwriting Agreement by such Underwriter (including any affiliated selling group member and/or sub-contractor), or (ii) arising out of or in relation to any failure by that Underwriter (including any affiliated selling group member and/or sub-contractor) to observe any restriction of this Agreement or the Underwriting Agreement, respectively.

(4)

Each Underwriter agrees to pay, upon the request of the Joint Bookrunners, as contribution, its proportionate share, based upon the respective Commitment of the Underwriter, of any losses, claims, damages or liabilities, joint or several, under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Civil

DB 2014 / Agreement Among Managers

Code (Bürgerliches Gesetzbuch), the Securities Act, the Exchange Act or any other applicable laws in any jurisdiction or otherwise, paid or incurred by any Underwriter (including the Joint Bookrunners, individually or as representative of the Underwriters) to any person other than an Underwriter (including amounts paid by an Underwriter as contribution), arising out of or based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any preliminary or final version of the Offer Documents, any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading, and (ii) any act or omission to act or any alleged act or omission to act by any of the Joint Bookrunners, individually or as representatives of the Underwriters, or by the Underwriters, as a group but not individually, in connection with any transaction contemplated by this Agreement or undertaken in preparing for the purchase, sale and delivery of the New Shares; and each Underwriter will pay such proportionate share of any legal or other expenses reasonably incurred by one of the Joint Bookrunners or with its consent, in connection with investigating or defending any such loss, claim, damage or liability, or any action in respect thereof.

ARTICLE 14 NO PARTNERSHIP

None of the provisions of this Agreement or any other agreement relating to the New Shares shall constitute or be deemed to constitute a partnership, a joint venture or joint-ownership (Gesamthandseigentum) between the Underwriters or any of them, or between them and anyone else, and except as specifically provided, none of the Underwriters shall have any authority to bind any other Underwriter or the Company in any way, and each Underwriter shall bear all losses and expenses incurred by it and be entitled to retain all profits earned by it in connection with the Offering, except as otherwise expressly provided for in this Agreement. If for United States federal income tax purposes the Underwriters shall be deemed to constitute a partnership, each Underwriter elects to be excluded from the application of Subchapter K, Chapter 1, Subtitle A, of the United States Internal Revenue Code, as amended.

ARTICLE 15 NOTICES

Any notice to an Underwriter shall be deemed to have been duly given to such Underwriter if sent by telex or facsimile transmission to such Underwriter at the number, or mailed or delivered in person to such Underwriter at the address which such Underwriter has previously provided in writing to the Joint Bookrunners. Any such notice shall take effect upon receipt thereof.

ARTICLE 16 GOVERNING LAW AND JURISDICTION

(1)	This Agreement and any non-contractual obligations arising out of or in relation to this Agreement shall be governed by, and construed in accordance with German law.

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(2)	The non-exclusive place of jurisdiction for any action or other legal proceeding arising out of or in connection with this Agreement is the district court (Landgericht) in Frankfurt am Main.

ARTICLE 17 TERMINATION; MISCELLANEOUS

(1)	Nothing in this Agreement shall be construed to alter in any way the rights, remedies, obligations or liabilities of the parties hereto under the Underwriting Agreement. If the Underwriting Agreement is terminated as permitted by the terms thereof, the Underwriters’ obligations hereunder shall immediately terminate except that (i) the obligations as set forth in Articles 3(3), 10, 13 and 14 shall remain in full force and effect, (ii) they shall remain liable for their proportionate share, based upon their Commitments, of all expenses and for any purchases or sales which may have been made for their account pursuant to the provisions of Article 11, including any taxes on any such purchases or sales and (iii) such termination shall not affect any obligation of any defaulting Underwriter. If the Underwriting Agreement is terminated after registration of the capital increase representing the New Shares, this Agreement shall remain in full force and effect until either of the transactions contemplated by Article 10(2) of the Underwriting Agreement have been completed; thereafter the obligations as set forth in Articles 3(3), 10, 13 and 14 hereof shall remain in full force and effect.

(2)	Should any provision of this Agreement be or become invalid in whole or in part, the other provisions of this Agreement shall remain in force. Any invalid provision shall be deemed replaced by a valid provision, which accomplishes as far as legally possible the economic effects of the invalid provision.

(3)	Amendments to this Agreement shall only be made in writing. This shall also apply to amendments of this Article 17(3).

(4)	Each executed counterpart shall constitute an original of one and the same agreement.

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DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ Rainer Rauleder    /s/ Thomas Michel

UBS LIMITED

/s/ Holger Krause    /s/ Florian von Hardenberg

BANCO SANTANDER, S.A.

/s/ Joachim von der Goltz     /s/ Holger Hirschberg

BARCLAYS BANK PLC

/s/ Joachim von der Goltz     /s/ Holger Hirschberg

COMMERZBANK AKTIENGESELLSCHAFT

/s/ Joachim von der Goltz     /s/ Holger Hirschberg

GOLDMAN SACHS INTERNATIONAL

/s/ Joachim von der Goltz     /s/ Holger Hirschberg

J.P. MORGAN SECURITIES PLC

/s/ Joachim von der Goltz     /s/ Holger Hirschberg

DB 2014 / Accession Agreement

Annex 3

Copy of executed Contribution Agreement

See Exhibit 99.2

Incorporated by Reference from Exhibit 1.5(b)

to the Registration Statement 333-184193

DB 2014 / Accession Agreement

Annex 4

Commitments

Name of Underwriter	Number of New Shares (up to)
Joint Bookrunners

UBS Limited	26,159,864
Banco Santander, S.A.	26,159,864
Barclays Bank PLC	26,159,864
COMMERZBANK Aktiengesellschaft	26,159,864
Goldman Sachs International	26,159,864
J.P. Morgan Securities plc	26,159,864
ABN AMRO Bank N.V.	13,755,102
Banca IMI S.p.A.	13,755,102
Banco Bilbao Vizcaya Argentaria, S.A.	13,755,102
Citigroup Global Markets Limited	13,755,102
ING Bank N.V.	13,755,102
Mediobanca - Banca di Credito Finanziario S.p.A.	13,755,102
SOCIETE GENERALE	13,755,102
UniCredit Bank AG	13,755,102

Co-Lead Managers

Bankhaus Lampe KG	3,000,000
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK	3,000,000
DZ BANK AG Deutsche Zentral-Genossenschaftsbank	3,000,000
Jefferies International Limited	3,000,000
Mizuho International plc	3,000,000
NATIXIS	3,000,000
Nomura International plc	3,000,000
Raiffeisen Centrobank AG	3,000,000
RBC Europe Limited	3,000,000
Standard Chartered Bank	3,000,000
Wells Fargo Securities International Limited	3,000,000